Exhibit 14.1

FINANCIAL CODE OF ETHICS

This Financial Code of Ethics (this “Financial Code”) of Monitronics International, Inc. (the “Company”) contains the ethical principles by which the chief executive officer, chief financial officer, Controller and other senior financial officers (the “Senior Officers”) are expected to conduct themselves when carrying out their duties and responsibilities. Senior Officers must also comply with the Company’s Standards of Conduct and Corrective Action.

Ethical Principles

In carrying out his or her duties to and responsibilities for the Company, each Senior Officer should:

1.	Act ethically with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Avoid conflicts of interest by

•	Providing full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission and in other public communications that the Company makes;

•	Complying in all material respects with applicable laws, rules and regulations of national, state, provincial and local governments and their agencies;

Waivers

Consents obtained pursuant to this Financial Code, or waivers of any provision of this Financial Code, shall be made only by the Board of Directors. Persons seeking a waiver should be prepared to disclose all pertinent facts and circumstances, respond to inquiries for additional information, explain why the waiver is necessary, appropriate, or in the best interest of the Company, and comply with any procedures that may be required to protect the Company in connection with a waiver. If a waiver of this Financial Code is granted for any Senior Officer, appropriate disclosure will be made in accordance with legal requirements.

Compliance Procedures

Enforcement of sound ethical standards is the responsibility of every officer and employee of the Company. Violations and reasonable suspicions of violations of this Financial Code should be reported promptly to the Audit Committee of the Board of Directors. The reporting person should make full disclosure of all pertinent facts and circumstances, taking care to distinguish between matters that are certain and matters that are suspicions, worries, or speculation, and also taking care to avoid premature conclusions or alarmist statements since the situation may involve circumstances unknown to the reporting person. If the situation so requires, the reporting person may report anonymously. The Company does not permit retaliation of any kind for good faith reports of ethical violations. Persons making a report knowing it is false or willfully disregarding its truth or accuracy, or engaging in any other bad faith use of the reporting system, are in violation of the Company’s Stanards of Conduct and Corrective Action.

Each director and Senior Officer of the Company shall be provided with a copy of this Financial Code. This Financial Code may also be provided to any other employee as any Senior Officer deems appropriate.

Each Senior Officer shall sign a written affirmation acknowledging that the Senior Officer has received, read and understood this Financial Code. See Attachment A – Affirmation. The Affirmation may be separate from or included within another affirmation or acknowledgment relating to codes of conduct and ethics, employee manuals, handbooks, or other materials supplied to Senior Officers. Any Senior Officer, director, executive officer or employee to whom this Financial code has been provided may be required, from time to time, to sign a written affirmation stating that the person (1) has received and read this Financial Code and understands its contents, (2) has not violated this Financial Code, and (3) has no knowledge of any violation of this Financial Code that has not been communicated previously to the Audit Committee of the Board of Directors.

Violations

Each person is accountable for his or her compliance with this Financial Code. Violations of this Financial Code may result in disciplinary action against the violator, including dismissal from employment when deemed appropriate. Each case will be judged by the Audit Committee of the Board of Directors on its own merits considering the duties of the person and the significance of the circumstances involved.

Amendment

Any amendment to this Financial Code shall be made only by the Company’s Board of Directors or the appropriate committee thereof. If an amendment to this Financial Code is made, appropriate disclosure will be made in accordance with legal requirements and stock exchange regulations.

MONITRONICS INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the fiscal years ended June 30, 2005, 2004 and 2003

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions		Balance at End of Period
	(in thousands)
Year ended June 30, 2005
Allowance for doubtful accounts	$1,542	3,552	(3,634	) (1)	$1,460
Year ended June 30, 2004
Allowance for doubtful accounts	$1,398	3,075	(2,931	)(1)	$1,542
Year ended June 30, 2003
Allowance for doubtful accounts	$1,148	4,090	(3,840	)(1)	$1,398

(1)	Bad debts written off, less recoveries.